This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: ChipPAC, Inc.
Commission File Number: 000-31173
Date: February 13, 2004

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Creating a Premier Company in Advanced Semiconductor Packaging & Test Solutions STATS ChipPAC Ltd.

Forward-Looking Statement This document contains forward-looking statements including statements concerning the proposed merger involving STATS and ChipPAC, the expected financial performance of STATS and ChipPAC, as well as the strategic and operational plans of STATS and ChipPAC. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties including, among others, the possibility that the transaction will not close or that the closing may be delayed; the reaction of customers of STATS and ChipPAC to the transaction; the ability of STATS and ChipPAC to successfully integrate their operations and employees; the introduction of new products by competitors or the entry of new competitors into the markets for the products of STATS and ChipPAC; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect the business and financial results of STATS or ChipPAC is included in each of their filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's website at www.sec.gov. Neither STATS nor ChipPAC undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this document.

Where to Find Additional Information 5 In connection with their proposed merger, STATS and ChipPAC will file a proxy statement / prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by STATS and ChipPAC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained for free from STATS by contacting STATS Investor Relations in the United States at telephone (408) 586-0608 or email daviesd@statsus.com, or in Singapore at telephone (65) 6824-7705 or email angelaine@stats.st.com.sg, and from ChipPAC by contacting ChipPAC Investor Relations at telephone (510) 979-8220 or email ir@chippac.com. STATS, ChipPAC and certain of each of their executive officers and directors may be deemed to be participants in the solicitation of proxies of ChipPAC's stockholders in connection with the proposed merger. Certain of such individuals may have interests in the proposed merger, including as a result of holding options or shares of ChipPAC common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such persons involved in the solicitation by reading the proxy statement/prospectus when it becomes available.

Creating a Premier Company in Advanced Semiconductor Packaging & Test Solutions Significantly Increased Scale; Enhanced Resilience Industry's Broadest Solution Portfolio Leadership Position in Attractive End Markets Nearly Every Major Semiconductor Company will be Our Customer Global Manufacturing Footprint in Key Strategic Locations One of the Strongest Balance Sheets in the Industry 7

Transaction Summary Overview Consideration All stock transaction Fixed exchange ratio of 0.87 STATS ADRs for every CHPC share STATS and CHPC shareholders will own approximately 54% and 46% of the combined company, respectively, on a fully-converted basis Timeline Target closing end June 2004 Financial Impact Accretive to STATS' earnings on a cash basis even without cost synergies Significantly accretive post synergies Cost synergies of US$25 - 30MM annually, not including interest savings, capital avoidance and longer-term revenue synergies Identity Combined company to be called STATS ChipPAC Ltd. ADRs will continue to trade on the NASDAQ National Market under the ticker "STTS", and local shares on the Singapore Exchange Key Conditions STATS and CHPC shareholder approval Regulatory approval, tax ruling and other customary conditions 9

Transaction Summary Overview (cont'd) Key Statistics Key Locations Leadership Board of Directors 2003 pro forma revenue and EBITDA of approximately $810 and $206 million, respectively Pro forma Cash balance of approximately $408 million Significantly increased market capitalization and free float Approximately 9,100 people worldwide Tan Lay Koon, current STATS CEO, will be CEO of the combined company Dennis McKenna, current CHPC Chairman & CEO, will be Vice Chairman and a Board member 11 directors to comprise board 7 STATS board members, including Tan Lay Koon and 3 STPL- appointed directors 4 CHPC board members, including Dennis McKenna 6 independent directors Headquarters in Singapore Key manufacturing operations in Singapore, China, Malaysia and Korea Additional operations in Taiwan, USA 11

Principal Closing Conditions Transaction closing subject to: ChipPAC shareholder approval (50% outstanding) ChipPAC's principal shareholders holding approximately 18% of ChipPAC stock have signed voting agreement to vote in favor of transaction STATS shareholder approval (50% outstanding for merger; 75% present and voting for name change) STATS's principal shareholder has signed voting agreement to vote approximately 59% of STATS shares in favor of transaction Customary antitrust clearance in the United States Expiration of the Hart-Scott-Rodino waiting period Receipt of ruling from U.S. tax authorities regarding tax treatment of the merger for ChipPAC shareholders The merger is intended to be tax-free to ChipPAC shareholders Other customary conditions (i.e. reps and warranties, third-party consent for contract transfers, listing approvals, etc.)

$10BN+ TAM Growing at 2x Semiconductor Industry Growth Rate 2002 - 2007 CAGR of 19.6% Exceeds Overall Semiconductor CAGR of 10.3%, Driven by Increased Outsourcing Global Packaging & Test Market Continued Outsourcing Trend ($ Bn) 15 2002 - 2007 CAGR: 19.6% 2002 2003 2004 2005 2006 2007 2008 Communications Electronics 2.929 3.572 4.953 6.351 6.405 7.163 7.163 Consumer Electronics 2.176 2.653 3.679 4.718 4.758 5.321 5.321 Data Processing Electronics 2.761 3.368 4.67 5.988 6.039 6.754 6.754 Industrial Electronics 0.502 0.612 0.849 1.089 1.098 1.228 1.228 $8.4 $10.2 $14.1 $18.1 $18.3 $20.5 Source: Gartner, 2003 and 2004. 2003 end market breakdown for Semiconductor Packaging & Test revenue applied to forecast years.

Significant Business Momentum - Revenue 17 ($ in millions) ($ in millions) Q4 02 Q4 03 East 72 93 West 120 128 North 45.9 46.9 Q4 02 Q4 03 Q4 02 Q4 03 Q4 02 Q4 03 East 165 West 248 128 North 45.9 46.9 Q4 02 Q4 03 Note: Aggregate historical numbers of the individual companies may not be consistent with and have not been derived from pro forma historical financial statements prepared under US GAAP

Significant Business Momentum - EBITDA 19 ($ in millions) ($ in millions) Q4 02 Q4 03 East 18 17 West 43 31 North 45.9 46.9 Q4 02 Q4 03 Q4 02 Q4 03 Q4 02 Q4 03 East 35 West 74 128 North 45.9 46.9 Q4 02 Q4 03 Note: Aggregate historical numbers of the individual companies may not be consistent with and have not been derived from pro forma historical financial statements prepared under US GAAP

Leading Global Player 2003 Revenue and EBITDA (1) (US$MM) 21 Notes Based on latest Company filings as at 11 February 2004 Assumes NT/US$ = 33.1 Fiscal year end April - Calendarized to represent LTM Does not include restructuring charge and write-down of impaired assets Positions STATS ChipPAC as a Leading Global Player (3) (2)

Complementary Combination across Customer Segments Complementary Application and Customer Portfolios 23 By Service 3Q03 Revenue (%) "Bolt On" Leadership in Assembly Technologies STATS ChipPAC Combined Assembly 0.46 0.85 0.66 Test 0.54 0.15 0.34 STATS ChipPAC Combined Consumer / Other 0.12 0.41 0.27 Computing 0.32 0.17 0.24 Communications 0.56 0.42 0.49 By Application 3Q03 Revenue (%) Source: Based on recent publicly available information

The Industry's Most Balanced Service Portfolio Number of Testers & Wire Bonders 25 Test & Assembly Revenue Mix Leading Scale in Packaging and Test Capacity 75.8% 68.0% 91.0% 79.2% 89.0% 91.2% 8.8% 11.0% 32.0% 9.0% 20.8% 24.1% Combined Company Amkor ASE ASE Test ASAT SPIL Test Assembly 687 198 689 32 5,000 4,393 2,481 417 825 1,066 2,470 391 Combined Company Amkor ASE SPIL ASE Test ASAT Testers Wire Bonders Note: Aggregate historical numbers of the individual companies may not be consistent with and have not been derived from pro forma historical financial statements prepared under US GAAP Source: Companies' estimates based on available SEC filings, press releases and research reports. Data presented may not be stated on a consistent basis.

Leadership Positions in High Growth, Attractive Markets Communications / Wireless Computing Consumer Power Strong Communications heritage Leader in mixed-signal test Long standing relationships with Tier 1 customers #1 in advanced stacked die for small form factor Consumer devices China facilities provide world class technology at lower costs for high volume, price sensitive applications Unique focus - Malaysia facility dedicated to power / analog / discrete Long standing relationships with leading power players 27

Leadership in Mixed Signal Solutions for Communications Market Communications accounts for approximately 50% of pro forma revenue Leveraged to the most attractive applications including handsets, RF, Blue Tooth, WLAN and broadband networking Comprehensive portfolio of RF/ mixed-signal test using the industry's most advanced platforms Key Customers STATS ChipPAC Ltd. Communications Business Global Communications Semiconductor Market 2002 - 2007 CAGR: 12.9% Source: Gartner, May 2003. 29

Long Standing Relationships with Leading Computing Players Computing accounts for approximately 25% of pro forma revenue Long history of providing advanced solutions to major computing players Use of latest substrate and assembly technology improves functionality, efficient use of motherboard real estate and reduces cost Key Customers STATS ChipPAC Ltd. Computing Business Global Computing Semiconductor Market Source: Gartner, May 2003. 31 2002 - 2007 CAGR: 7.7%

Differentiated Technology for Next Generation Consumer Devices Consumer accounts for approximately 25% of pro forma revenue Leadership in stacked-die packaging for DSPs and Flash used in small form factor Consumer applications Chip-scale, Stack die, flip-chip, wafer level & system-in-package Leveraged to applications such as PDAs, digital cameras, DVD players, game consoles Key Customers STATS ChipPAC Ltd. Consumer Business Global Consumer Semiconductor Market Source: Gartner, May 2003. 33 2002 - 2007 CAGR: 12.0%

STATS ChipPAC

Strength in Power / Analog / Discrete Packaging & Test

Global Power Semiconductor Market


2002 - 2007 CAGR: 11.9%
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$13,300
$15,300
$17,400
$19,700
$20,200
$23,300
2002
2003
2004
2005
2006
2007

Source: Gartner, May 2003.

STATS ChipPAC Ltd. Power Business

- Power Discrete packages including leadframe Chip Scale Packages
  - Dpak - used for Power MOSFET and Power Management ICs
  - D2pak - high electrical and thermal performance for Power applications in automotive and consumer
  - TO-247 - 2 and 3 lead options for automotive, industrial and consumer applications
  - TO-220 - 2, 3, 5 and 7 lead options
- All power products and test services performed at dedicated Malaysia operation

Key Customers

FAIRCHILD SEMICONDUCTOR

International IOR Rectifier

NEC

ON Semiconductor

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Map file in SF PresTech K:\mapinfo\ malik 01-30-04 stats world\ Chippac.wor Milpitas and San Diego, CA: 34,000 ft2 and 19,000 ft2 pre-production test houses offering complete semiconductor test services. Offers new product integration support, final test and other high volume preparatory services Shanghai: 443,000 ft2 facility focused on wafer sort, assembly and test of leadframe packages. 50,000 ft2 facility for leaded and laminate designs. 25,000 ft2 Test Facility supporting foundries in China with Class 10K clean room, mixed signal and digital test platforms Yishun, Singapore: 580,000 ft2 facility with state-of-the-art equipment, class 10K clean room. Offers full turn-key services including wafer probe, assembly, final testing and drop shipment Kuala Lumpur: 524,000 ft2 plant offering high volume assembly and test for a full range of Power Discrete devices and Mixed-Signal / RF test Established Presence in the World's Most Strategic Semiconductor Markets Ichon, Korea: 420,000 ft2 high-end facility specializes in Stacked Die, Chip Scale Packaging and BGA Global Scale, Unrivalled Positioning Hua Lung Chun, Taiwan: Winstek, subsidiary with 220,000 ft2 plant specializing in wafer probe and final test. Alliance with OSE to provide packaging services 37

Korea: Samsung, Hynix, Dongbu-Anam China: SMIC, ASMC, Grace, Hua Hong NEC Taiwan: TSMC, UMC, Fabless Companies Malaysia: Silterra, First Silicon Singapore: Chartered, SSMC, UMCi US test facilities with close proximity to customers feed Asia- based facilities Combined global footprint aligns with all major foundries, creating major value proposition for customers Proximity to Global Foundries 39

Leading Semiconductor Customers Leading Semiconductor Customers Not One Customer Comprises >15% of Combined Revenues 41 1 additional customer (1) Note: (1) Unnamed for confidentiality reasons (1) Unnamed for confidentiality reasons (1) Unnamed for confidentiality reasons

Financials

Financial Highlights Both Companies Have Significant Business Momentum 4Q03 sequential revenue growth of 22% for both Companies, 66% and 39% growth over year ago quarter, respectively 4Q03 EBITDA grew 135% and 80% over year ago quarter, respectively Strong EBITDA Position Pro forma 4Q03 EBITDA of $74MM, 30% margin Pro forma LTM EBITDA of $215MM, 27% margin The Industry's Strongest Balance Sheet Pro Forma Net Debt / LTM EBITDA of 1.5x Lower Overall Cost of Capital Increased scale provides better access to capital markets Ability to access Asia-based lower cost capital Increased Earnings Leverage Scale advantages over fixed cost base Revenue and cost synergies will significantly enhance earnings 45 Note: Aggregate historical numbers of the individual companies may not be consistent with and have not been derived from pro forma historical financial statements prepared under US GAAP

Significant Business Momentum $1 Billion Revenue Run-Rate Company Revenue $128M $120M $248M Gross Margin 19% = $24M 19% = $23M 19% = $47M R&D 2% = $3M 3% = $3M 3% = $6M SG&A 8% = $10M 9% = $10M 8% = $20M EBITDA 24% = $31M 36% = $43M 30% = $74M Based on December Quarter 2003 Results 47 47 Note: Aggregate historical numbers of the individual companies may not be consistent with and have not been derived from pro forma historical financial statements prepared under US GAAP

Robust Capital Structure Cash $60M $348M $408M (1) ST Debt $0 $12M $12M LT Debt $365M $360M $725M Total Debt $365M $372M $737M Shareholders' $95M $476M $571M Equity Based on December 2003 Results Net Debt / LTM EBITDA 1.5x 49 49 Note: Aggregate historical numbers of the individual companies may not be consistent with and have not been derived from pro forma historical financial statements prepared under US GAAP (1) Includes LT marketable securities

Net Debt Significantly Lower Than Peers, Strong Cash Position Cash / LTM Revenues Net Debt / LTM EBITDA 51 NM Note: Aggregate historical numbers of the individual companies may not be consistent with and have not been derived from pro forma historical financial statements prepared under US GAAP Source: Companies' estimates based on available SEC filings, press releases and research reports. Data presented may not be stated on a consistent basis. Information obtained as of 11 February 2004 Combined Company SPIL ASE ASE Test Amkor ASAT East 50.3 26.7 20.2 19.6 19.5 14.1 West 74 128 North 45.9 46.9 Combined Company ASAT Amkor ASE ASE Test SPIL East 1.5 5.2 4 1.9 1.6 NM West 74 3 North 45.9 46.9 Consolidated Consolidated

Lowest Cost Structure in the Industry Operating Expenses / MRQ Revenues Before Synergies 53 Even Before Synergies, the New STATS ChipPAC Has the Industry's Lowest Cost Structure Note: Aggregate historical numbers of the individual companies may not be consistent with and have not been derived from pro forma historical financial statements prepared under US GAAP Source: Companies' estimates based on available SEC filings, press releases and research reports. Data presented may not be stated on a consistent basis. Information obtained as of 11 February 2003 Combined Company ASE Test ASE ASAT SPIL Amkor East 10.8 14.9 14.3 14.3 14.1 12.4 West 74 North 45.9 Consolidated

Financial Impact of the Transaction Transaction expected to be accretive to earnings on a cash basis even without cost synergies Management expects cost synergies to be approximately US$25-30MM Further savings from capital avoidance and interest savings could accrue in the near term Potential for significant revenue synergies given product and customer enhancement Balance sheet with strong credit ratios and financing flexibility Proforma FY2003 cash balance of the combined entity is approximately US$408MM 55

Valuation Considerations A range of methodologies to determine the valuation: 57 Contribution Analysis 2003 STATS revenue, GP & EBITDA contribution were 47%, 45% and ~60%, respectively, of the combined entity Accretion / Dilution Analysis Precedent Transactions Comparable Companies Valuation Accretive on cash basis without operating cost synergies Premium paid in line with past transactions in technology space Control premium affiliated to comparable trading levels supports valuation

Synergy Opportunities Annual operational cost synergies estimated to be approx. $25 - $30MM Significant potential for revenue synergies over time Cost Synergies Revenue Synergies Operational Costs Raw materials Leases Research & development S,G & A Reduction in floor space Others Capex Interest costs New customers Market development Enhanced service quality New products Salesforce efficiency / culture R&D productivity 59

Expected Closure by 2nd Quarter 2004 February March April May June Announce Merger 2 9 16 23 1 8 15 22 29 5 12 19 26 3 10 17 24 7 14 21 28 Roadshow File Form S-4 / Proxy Statement with SEC / SGX SEC / SGX Filings Declared Effective Spartacus and Camelot Shareholder Meetings Close Merger Camelot Stock converted to Spartacus ADRs 61

Strategic Positioning Creating The Industry's Premier Company New company will have a global blue-chip roster of major semiconductor customers Exposure to the fastest growing end-user segments (communications and digital consumer electronics) Global Footprint Expected 2004 revenue over US$1 Billion Second largest test house globally Leadership in advanced packaging technologies (i.e. stacked die, SiP and wafer level packaging) Collective R&D base of over 250 engineers ensures continued leadership in advanced semiconductor packaging and test Significantly Increased Scale One of the strongest balance sheets in the industry offering greater flexibility Balanced services portfolio Broad and diversified customer base Diversification / Resilience 63 Global manufacturing footprint spanning China, Korea, Malaysia, Singapore, Taiwan and the USA Close proximity to the major hubs of wafer fabrication, providing customers with total supply chain solutions

Creating a Premier Company in Advanced Semiconductor Packaging & Test Solutions STATS ChipPAC Ltd.